Contact

www.linkedin.com/in/ajsylvester
(LinkedIn)

Top Skills

Excel

SAS

VBA

Andrew Sylvester

Strategy at Green Park Brands

Los Angeles Metropolitan Area

Summary

I work with new ventures across consumer goods, media and
entertainment.

Experience

Green Park Brands
Vice President
2020 - Present (4 years)

United Talent Agency
UTA Ventures
2017 - 2020 (3 years)
Greater Los Angeles Area

Zealot Networks
Strategy & Corporate Development
2015 - 2016 (1 year)
Greater Los Angeles Area

Berkeley Research Group
Consultant
2010 - 2013 (3 years)
Los Angeles, California

Compass Lexecon
Analyst
2009 - 2010 (1 year)
Los Angeles, California

Education

University of California, Los Angeles - The Anderson School of
Management

M.B.A., Full-Time Program

Pomona College
B.A., Applied Mathematics